UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
GSI Technology, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
36241U106
(CUSIP Number)
James C. Roumell
Roumell Asset Management, LLC
2 Wisconsin Circle, Suite 700
Chevy Chase, MD 20815
(301)656-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 20, 2022
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 36241U106

1	NAME OF REPORTING PERSON: Roumell Asset Management, LLC ("RAM") I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 52-2415132
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,956,103 (These shares are deemed to be owned beneficially by Roumell
Asset Management, LLC solely as a result of its discretionary power over such shares as investment adviser to the Roumell Opportunistic
Value Fund (the "Fund").)

	8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER
1,956,103 (These shares are deemed to be owned beneficially by Roumell
Asset Management, LLC solely as a result of its discretionary power over such shares as investment adviser to the Roumell Opportunistic
Value Fund (the "Fund").)

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,956,103
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8% (The denominator is based on the 24,353,931 shares of common stock outstanding as of October 31, 2021, as stated on the facing page of the Form 10-Q for the quarter ended September 30, 2021 (the Form 10-Q) filed by Issuer.)

14	TYPE OF REPORTING PERSON IA

CUSIP No.: 36241U106

1	NAME OF REPORTING PERSON: James C. Roumell ("Roumell") I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,964,503 (Includes 1,956,103 shares of common stock held by the Fund and 8,400 shares of common stock owned directly by Roumell. Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial owner of the shares beneficially owned by the Fund.)

	8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER
1,964,503 (Includes 1,956,103 shares of common stock held by the Fund and 8,400 shares of common stock owned directly by Roumell. Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial owner of the shares beneficially owned by the Fund.)

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,964,503
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1% (The denominator is based on the 24,353,931 shares of common stock outstanding as of October 31, 2021, as stated on the facing page of the Form 10-Q for the quarter ended September 30, 2021 (the Form 10-Q) filed by Issuer.)

14	TYPE OF REPORTING PERSON IN

CUSIP No.: 36241U106
ITEM 1.	SECURITY AND ISSUER:
This Schedule 13D/A (this Amendment) relates to the common stock of GSI Technology, Inc. (the Issuer) and amends that certain Schedule 13D jointly filed by Roumell, RAM and the Fund (the Reporting Persons) on September 14, 2021 (the Original 13D). This Amendment amends and supersedes only those Items set forth in this Amendment. The principal executive office of the Issuer is 1213 Elko Drive, Sunnyvale, CA 94089.
ITEM 2.	IDENTITY AND BACKGROUND:
This joint statement on Schedule 13D is being filed by Roumell Asset Management, LLC and by James C. Roumell.

Roumell Asset Management is organized as a Maryland limited liability company. Its principal address, and address of its principal business, is 2 Wisconsin Circle, Suite 700, Chevy Chase, Maryland 20815. Roumell Asset Management is a registered investment adviser.

Mr. Roumell's business address is 2 Wisconsin Circle, Suite 700, Chevy Chase, Maryland 20815. Mr. Roumell's present principal occupation is acting as the President of Roumell Asset Management, a registered investment adviser, whose address is set forth above.

During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, none of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
Roumell Asset Management is the sole investment adviser to the Roumell Opportunistic Value Fund (the Fund), an investment company registered under the Investment Company Act of 1940. As investment adviser to the Fund, Roumell Asset Management caused the Fund to purchase 1,956,103 shares of common stock of the Issuer. The aggregate purchase price was $12,304,260, inclusive of brokerage commissions. The sources of funding for these purchases were proceeds from the sale of Fund shares.

Mr. Roumell purchased 8,400 shares of common stock for an aggregate purchase price of $54,793, inclusive of brokerage commissions. The source of funding for these purchases was personal funds.
ITEM 4.	PURPOSE OF TRANSACTION:
The Reporting Persons acquired shares of the common stock of the Issuer as part of their ordinary course of business for investment purposes, based on their belief that the Issuer's stock is undervalued and represents an attractive investment opportunity. As of September 10, 2021, the Reporting Persons decided to send a letter to the Issuer's board of directors to explore ways to unlock shareholder value, particularly with respect to Gemini.

Accordingly, on September 14, 2021, the Reporting Persons sent a letter to the Issuer's board of directors. A copy of this letter was was incorporated by reference to Exhibit 7.01 to the Original 13D.

On January 20, 2022, the Reporting Persons sent a follow-up letter to the Issuer's board of directors asking for a change in leadership. A copy of this letter is being filed with this Amendment as Exhibit 7.02 and is incorporated herein by this reference.

The Reporting Persons may also enter into discussions with third parties and other stockholders; however, the Reporting Persons have no intention to enter into any agreements or understandings with other shareholders regarding the holding, acquiring, selling or voting of the common stock of the Issuer.

The Reporting Persons, in the ordinary course of business, regularly review their equity interest in the Issuer. The Reporting Persons have no current intention to purchase additional shares or to dispose of all or any portion of the shares of the Issuer.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition by the Reporting Persons of additional securities of the Issuer or the disposition by the Reporting Persons of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or board of directors, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuers business or corporate structure; (g) any change in the Issuers charter or bylaws which may impede the acquisition of control of the Issuer by any person; (h) the Issuers common stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
(a) See Items 11 and 13 of the cover pages of this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of common stock beneficially owned by each of the Reporting Persons.

(b) See Items 7, 8, 9 and 10 of the cover pages to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares of common stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and/or sole or shared power to dispose or to direct the disposition of such shares of common stock.

The 1,956,103 shares are deemed to be owned beneficially by Roumell Asset Management solely as a result of its discretionary power over such shares as investment adviser to the Fund. Mr. Roumell is the President of Roumell Asset Management and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of Roumell Asset Management, Mr. Roumell could be deemed the beneficial owner of the shares beneficially owned by Roumell Asset Management and the Fund.

The percentage of the common stock set forth for each Reporting Person in this Item 5 was calculated based upon on the 24,353,931 shares of common stock outstanding as of October 31, 2021, as stated on the facing page of the Form 10-Q for the quarter ended September 30, 2021, filed by the Issuer.

(c) Roumell Asset Management and Mr. Roumell did not have any transactions in the Issuer's common stock during the 60-day period ended January 20, 2022.

(d) Investors in the Fund do not have the right to receive or direct the receipt of dividends from the 1,956,103 shares of the Issuer's common stock. Any dividends and proceeds from the sale of such shares become assets of the Fund.

Mr. Roumell has the right, through his personal account, to receive dividends from, or the proceeds from the sale of, the 8,400 shares of the Issuer's common stock.

(e) Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
Not applicable.
ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
Exhibit 7.01 Letter to the Board of Directors of GSI Technology, Inc. dated September 14, 2021 incorporated by reference to Exhibit 7.01 to the Original 13D.

Exhibit 7.02 Letter to the Board of Directors of GSI Technology, Inc. dated January 20, 2022.

Exhibit 7.03 Joint Filing Agreement by and among the Reporting Persons, dated January 20, 2022.

CUSIP No.: 36241U106
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 20 2022	Roumell Asset Management, LLC By: /s/ James C. Roumell Name: James C. Roumell Title: President
January 20 2022	James C. Roumell By: /s/ James C. Roumell Name: James C. Roumell Title:
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 36241U106
Exhibit 7.02

Board of Directors
GSI Technology, Inc.
1213 Elko Drive
Sunnyvale, CA 94089

Dear Board of Directors:

Roumell Asset Management, LLC owns almost 2 million shares of GSIT common stock, representing about 8% of the company's outstanding shares. On September 14, 2021, we sent a letter to the board outlining our concerns with GSIT's perennial low valuation and the board's apparent refusal to consider creative options to unlock shareholder value. One example we gave that could potentially unlock value would be taking advantage of the private market's demand for artificial intelligence chip opportunities. We outlined the significant sums being paid for such semiconductor companies.

Despite the time and money invested to date in highly innovative and timely technology, GSIT's Gemini APU chip has gained only modest recognition for its processing innovation, speed, and energy-saving attributes. As a result of the lack of industry, media, and commercial awareness, the public market has been hesitant to award a higher valuation as investors and research analysts wait for visibility into a pipeline of future orders. In the meantime, GSIT has tried to gain industry and market awareness in AI competitions, with negligible market impact or recognition.

In December 2021, the company impressively reported that its Gemini APU entry was among the Billion-Scale Approximate Nearest Neighbor Search (ANNS) Challenge leaders. For the last several years, the state-of-the-art baseline for large scale ANN has been FAISS (Facebook AI Similarity Search). Many participants withdrew from the challenge because they could not improve beyond the baseline. GSIT ranked above the FAISS baseline in all datasets, which is a material accomplishment for a new entrant into the AI sector. Also, GSIT was the only participant to attempt the Facebook database, underscoring the company's confidence in Gemini's ultimate value, which is commendable.

However, based on the lack of GSIT market price reactions, the results of this challenge did not change public investor perception or increase confidence in the company's strategy. GSIT's fourth-place win was encouraging, particularly against competitors such as Microsoft, NVIDIA, Facebook and Intel, but according to management, several factors related to a lack of software development resources impacted the company's performance.

GSIT's software development team dedicated to the contest was much smaller than the larger competitors, with only five members. In addition, we understand their lack of relationships in academia and research organizations and unfamiliarity with faster software coding in higher-level languages put them at a disadvantage vis-a-vis the winning competitors. To be clear, GSIT proved it can compete with the big guys in the market, but developing algorithms that go along with the hardware is important. The GSIT team believed they would have performed better if they did not need to code in low-level machine language, a time-consuming, more laborious process. A compiler stack could have allowed them to program more rapidly in a higher-level language for potentially better algorithm performance. According to company statements, the compiler stack was supposed to have been available in 2021 and has faced repeated delays.

Similarly, the company's recent initial order from Elta System Ltd., a subsidiary of Israeli Aerospace Industries, has also done little to convince public investors that GSIT is positioned to leverage and execute on its technological strengths. The order is a proof-of-concept, early-stage development project that could create future revenue streams.

GSIT has long signaled it is well-positioned to lead in the market in search, a subset of the large "Inference" market, as compared to "Deep Learning" and "Machine Training." In a recent presentation, NVIDIA stated that it expects $6.4 billion of Inference-related revenue in fiscal year 2023 and to have over 25,000 companies using its platform for Inference.

We were glad to see that GSIT took our suggestion to identify the total addressable market (TAM) for the APU in its second quarter fiscal 2022 earnings release. On October 28, 2021, CEO Lee-Lean Shu stated, We believe that the TAM for APU search applications is approximately $137 billion in 2021, growing at a compound annual growth rate (CAGR) of 20% to $287 billion by 2025, and that the Serviceable Available Market (SAM) is $4.5 billion in 2021, anticipated to grow at a CAGR of 21% to $10 billion by 2025.

GSIT acquired Israeli-based MikaMonu in November 2015. Dr. Avidan Akerib, MikaMonu's co-founder, accepted $7.5 million in cash, plus a 5% override on revenue up to $600 million, or a maximum of an additional $30 million payout, at the time of the acquisition. Today, GSIT's total enterprise value sits at roughly $50 million, which includes a legacy SRAM business. Although the legacy SRAM business is not growing, it is maintaining its position through expanding military and satellite applications, which remains profitable and generates cash, while reporting a 54% gross margin in Q2 FY 2022, up from the previous year's quarter of 47%. Effectively, it appears the company's Gemini APU is being ascribed a negative value, despite recently being selected to participate in AWS's OpenSearch initiative.

We believe GSIT needs new leadership, either a new CEO and/or the addition of a new senior C-suite executive, who is better qualified to execute and lead the company during this period of enormous opportunity. Increasingly, we grow concerned that GSIT may be too late to the party and ultimately could receive only a fraction of the value that the right leadership could achieve in the current environment. In short, public investors are not taking the company seriously, as reflected in GSIT's stock performance, and the board must recognize this fact and act to maximize shareholder value while market opportunities seem abundant.

GSIT's stock return, relative to appropriate benchmarks, tells the story:

1-year 3-year 5-year
GSIT -39% -41% -24%
Nasdaq Composite 7% 100% 158%
Nasdaq 100 13% 124% 201%
Russell 2000 -4% 41% 55%
S&P 500 18% 71% 101%

The board can no longer passively acquiesce to the founder's playbook. While the company remains well-capitalized today, and debt-free, its resources are limited. We have great respect for Lee-Lean Shu and his accomplishment in being the primary visionary of Gemini. However, as is often the case, the technological founder is not the right go-to-market person, which seems abundantly clear in this case.

Sincerely,
James C. Roumell
President
Roumell Asset Management, LLC

CUSIP No.: 36241U106
Exhibit 7.03

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them this Schedule 13D (including further amendments thereto) with respect to the common stock of the Issuer, and that this Joint Filing Agreement be included as an exhibit to such joint filing.

This Joint Filing Agreement may be executed in one or more counterparts, and each such counterpart shall be an original but all of which, taken together, shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of this 20th day of January 2022.

Roumell Asset Management, LLC
By: /s/ James C. Roumell
James C. Roumell, President

By: /s/ James C. Roumell
James C. Roumell